GLACIER BANCORP, INC.

May 31, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: David Linn

Re:	Glacier Bancorp, Inc.

Registration Statement on Form S-4

File No. 333-231241

Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Glacier Bancorp, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-4 filed on May 6, 2019 (File No. 333-231241) as amended on May 31, 2019 (the “Registration Statement”) so that the Registration Statement shall become effective at 5:00 p.m. Eastern Time on June 4, 2019, or as soon as possible thereafter.

We would appreciate notification by telephone of the effective date of the Registration Statement and confirmation of such effectiveness in writing.

If you should have any questions about the foregoing request, please contact our counsel, Mr. Stephen M. Klein of Miller Nash Graham & Dunn LLP at (206) 618-5335, or the undersigned at (406) 751-4722. Thank you for your cooperation in this matter.

Very truly yours,

GLACIER BANCORP, INC.

By:	/s/ Randall M. Chesler
Randall M. Chesler
President and Chief Executive Officer

cc: Stephen M. Klein, Miller Nash Graham & Dunn LLP